Exhibit 3.2

Amendment to

Amended and Restated Bylaws

of

NUI Corporation

Article III, Section 3(a) of the Company's Bylaws is hereby deleted in its entirety and is replaced as follows:

"Except as otherwise fixed pursuant to Article VI of the Amended and Restated Certificate of Incorporation relating to the rights of the holders of any class or series of preferred stock having a preference over the common stock as to dividends or upon liquidation, or to elect additional Directors under specified circumstances, the Board of Directors shall consist of one or more Directors, and the authorized number of Directors shall be fixed and may be changed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by the Board of Directors. The election of Directors need not be by ballot."

Article III, Sections 3(b), 3(c) and 3(d) are hereby deleted in their entirety.